
March 14, 2024

Eugene Wong
Chief Executive Officer
Ace Global Business Acquisition Limited
Room 806, 8/F, Tower 2, Lippo Centre
89 Queensway, Admiralty, Hong Kong

> **Re: Ace Global Business Acquisition Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2024**
> **File No. 001-40309**

Dear Eugene Wong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jon Venick, Esq.